Exhibit 3

Report of the Board of Directors on (A) the proposed amendment to article 6 of the Bylaws of Gentium S.p.A. to increase the capital of the Company in cash by €1,000,000 for the issuance of options to purchase ordinary shares of the Company to the company’s employees, directors and consultants pursuant to the Company’s 2007 stock option plan and exclude the option right of shareholders of the Company pursuant to article 2441, fifth paragraph, of the Italian Civil Code; (B) the proposed amendment to article 6 of the Bylaws of Gentium S.p.A. to extend the term of the capital increase, adopted by resolution of the extraordinary shareholders’ meeting on September 30, 2004 (i.e., the capital increase equal to Euro 1,560,000 of par value reserved to stock option and incentive plans), from September 30, 2009 to September 30, 2019; and (C) the proposed amendment to article 24 of the Bylaws of Gentium S.p.A. to decrease the notice period for convening a meeting of the Board of Directors.

Dear Shareholders and Holders of American Depositary Shares:

An Extraordinary Shareholders’ Meeting of Gentium S.p.A. (the “Company”) to be held on April 27, 2007 has been called in order to examine a proposal of the Board of Directors relating to the proposed amendments to article 6 of the bylaws of the Company and exclusion of the option right of the shareholders pursuant to article 2441, fifth paragraph, of the Italian Civil Code and the proposed amendment to article 24 of the bylaws of the Company. Holders of the Company’s American Depositary Shares (“ADSs”) of record on March 19, 2007 will be able to instruct The Bank of New York, the Company’s depositary of the ordinary shares representing the ADSs, to vote those ordinary shares at the meeting pursuant to the terms of the Deposit Agreement dated as of June 15, 2005 between the Company and The Bank of New York. The Board of Directors recommends that you vote in favor of each of these matters.

1.	Reasons for Capital Increase

The Company’s Board of Directors believes that it is important to promote the long-term success of the Company and to create shareholder value by (i) offering the employees, directors and consultants of the Company an opportunity to acquire a proprietary interest in the success of the Company, or (ii) to increase such interest, encouraging such persons to continue to provide services to the Company, and (iii) to attract new persons with outstanding qualifications, through the issuance of options to purchase ordinary shares of the Company to such persons.

Most of the options available under the Company’s current equity incentive plans have already been granted. On March 26, 2007, the Board of Directors has adopted, subject to shareholder approval, a new plan named 2007 Stock Option Plan, providing for the issuance of options to purchase up to 1,000,000 ordinary shares of the Company. The Company needs to effectuate a capital increase for such ordinary shares in the amount of Euro 1,000,000 of par value (the “Capital Increase”).

Moreover, please find hereinbelow some details relating to the proposed Capital Increase.

A. Exclusion of the option right of the shareholders

The Board of Directors believes that it is in the best interests of the Company to exclude the option right of the shareholders for such capital increase pursuant to article 2441, fifth paragraph, of the Italian Civil Code. Employees, directors and consultants (the “Beneficiaries”) would be granted with options to subscribe ordinary shares under the 2007 Stock Option Plan (the “Options”) as an incentive to provide services to the Company and increase the value of the Company through such services.

B. Subscription price and determination thereof

The Options would grant the Beneficiaries with the right to subscribe an overall amount of no. 1,000,000 ordinary shares of the Company, having (i) a par value equal to Euro 1 each and (ii) an exercise price in United States dollars equal to at least €3.02 per share (the “Exercise Price”).

In order to exclude the option right of the shareholders for the Capital Increase pursuant to article 2441, fifth paragraph, of the Italian Civil Code, the following paragraph of such law provision requires to (i) indicate the Exercise Price, (ii) provide the criteria adopted for the determination thereof, as well as (iii) obtain an opinion of the Board of Statutory Auditors attesting the congruity of such Exercise Price.

It should be further noted that Article 2441, sixth paragraph, of the Italian Civil Code further provides that the Exercise Price shall be fixed having taken into account the net worth of the Company.

The Board of Directors, also in light of the fifteen-year term of the 2007 Stock Option Plan, believes that the appropriate Exercise Price is an amount equal to the higher of (i) the Fair Market Value (as such term is defined in the 2007 Stock Option Plan) of a share on the date of grant, (ii) an amount corresponding, as of the date of exercise, to Euro 3.02 per share and (iii) an amount corresponding, as of the date of exercise, to the nominal value of each share.

2.	Reasons for the extension of the term of the capital increase, adopted by resolution of the extraordinary shareholders’ meeting on September 30, 2004

The Company’s Board of Directors believes that it would be in the best interests of the Company to extend the term of the capital increase provided by point no. 8 of the resolution adopted by the extraordinary shareholders’ meeting of the Company on September 30, 2004 (i.e., the capital increase equal to Euro 1,560,000 of par value reserved to stock option and incentive plans) from September 30, 2009 to September 30, 2019. This extension will allow the Company to grant and/or amend options to its officers, employees and consultants that will have more value as they will be exercisable for longer periods of time, and so will allow the Company to better attract, retain and incentivize those individuals to increase the Company’s value through their services.

3.	Reasons for decreasing the notice period for convening a meeting of the Board of Directors

The Company’s Board of Directors believes that it is in the best interests of the Company to decrease the notice period for convening a meeting of the Company’s Board of Directors because it would improve the efficiency with which the Board of Directors could conduct business and allow the Board of Directors to address urgent matters in a more timely fashion.

In light of the above, the Board of Directors proposes to hold an Extraordinary Shareholders’ Meeting to approve the following resolutions:

At the Extraordinary Shareholders’ Meeting of Gentium S.p.A., after having examined and approved the report of the Board of Directors, the shareholders

RESOLVED

•	To:

(i)
increase the capital of the Company in cash, up to Euro 1,000,000 of par value, through the issuance of no. 1,000,000 ordinary shares of the Company, and to reserve all of such amount to the exercise of options granted to employees, directors and consultants of the Company in compliance with the provisions of the 2007 Stock Option Plan, approved by the Board of Directors’ meeting of the Company held on March 26, 2007;

(ii)
extend the term of the capital increase provided by point no. 8 of the resolution adopted by the extraordinary shareholders’ meeting of the Company on September 30, 2004 (i.e., the capital increase equal to Euro 1,560,000 of par value reserved to stock option and incentive plans) from September 30, 2009 to September 30, 2019;

(ii)	exclude the option right granted to the shareholders of the Company in compliance with article 2441, fifth paragraph, of the Italian Civil Code.

•	To amend article 6 of the bylaws of the Company, as indicated below and, to that end, to approve the new version of the bylaws, which is attached to this report:

Current Version	Amended Version

Article 6	Article 6

CAPITAL	CAPITAL

The capital of the company is equal to Euro 14,190,561 (fourteenmilliononehundredandninetythousandfivehundredandsixty-one).	The capital of the company is equal to Euro 15,190,561 (fifteenmilliononehundredandninetythousandfivehundredandsixty-one).

The capital is divided into no. 14,190,561 (fourteenmilliononehundredandninety thousandfivehundredandsixty-one) shares, having par value of Euro 1 (one) each.	The capital is divided into no. 15,190,561 (fifteenmilliononehundredandninety thousandfivehundredandsixty-one) shares, having par value of Euro 1 (one) each.

Current Version	Amended Version

By means of a resolution of the shareholders’ meeting dated September 30, 2004, the capital was increased:	By means of a resolution of the shareholders’ meeting dated September 30, 2004, the capital was increased:

•  up to a maximum amount equal to Euro 1,335,000 (one million three hundred and thirty five thousand) divided into 1,335,000 shares having a par value of Euro 1 (one) each, solely reserved to the conversion of the convertible bonds issued based on the same resolution of the shareholders’ meeting;

•  up to a maximum amount equal to Euro 1,335,000 (one million three hundred and thirty five thousand) divided into 1,335,000 shares having a par value of Euro 1 (one) each, solely reserved to the conversion of the convertible bonds issued based on the same resolution of the shareholders’ meeting;

•  up to a maximum amount equal to Euro 881,100 (eight hundred eighty-one thousand and one hundred) divided into 881,100 shares having a par value of Euro 1 (one) each, reserved for the exercise of the warrants linked to the above mentioned convertible bonds;

•  up to a maximum amount equal to Euro 881,100 (eight hundred eighty-one thousand and one hundred) divided into 881,100 shares having a par value of Euro 1 (one) each, reserved for the exercise of the warrants linked to the above mentioned convertible bonds;

on the terms and conditions provided by the above said resolution of the shareholders’ meeting dated September 30, 2004.	on the terms and conditions provided by the above said resolution of the shareholders’ meeting dated September 30, 2004.

Moreover, the capital increases described above shall not be subject to amendments until the expiration of the terms provided for the exercise of the conversion right and the subscription option; during the period set forth for the conversion, not only the relevant Regulations, but also the provisions of article 2420-bis, fourth and fifth paragraph, and of article 2503-bis of the Italian Civil Code shall be complied with.

Moreover, the capital increases described above shall not be subject to amendments until the expiration of the terms provided for the exercise of the conversion right and the subscription option; during the period set forth for the conversion, not only the relevant Regulations, but also the provisions of article 2420-bis, fourth and fifth paragraph, and of article 2503-bis of the Italian Civil Code shall be complied with.

By means of a resolution of the shareholders’ meeting dated September 30, 2004, the capital was increased in cash, on a separable basis, up to an amount equal to Euro 4,554,000 (four million five hundred and fifty-four thousand), divided into 4,554,000 (four million five hundred and fifty-four thousand) ordinary shares having par value of Euro 1 (one) each, to be issued in one or more installments and to be subscribed within September 30, 2009, on the to the terms and conditions provided in the same resolution.

By means of a resolution of the shareholders’ meeting dated September 30, 2004, the capital was increased in cash, on a separable basis, up to an amount equal to Euro 4,554,000 (four million five hundred and fifty-four thousand), divided into 4,554,000 (four million five hundred and fifty-four thousand) ordinary shares having par value of Euro 1 (one) each, to be issued in one or more installments and to be subscribed within September 30, 2009, on the terms and conditions provided in the same resolution.

Current Version	Amended Version

By means of a resolution of the shareholders’ meeting dated September 30, 2004, the capital was increased in cash, on a separable basis, up to an amount equal to Euro 1,560,000 (one million five hundred and sixty thousand), divided into 1,560,000 (one million five hundred and sixty thousand) ordinary shares having par value of Euro 1 (one) each, to be issued in one or more installments and to be subscribed, within September 30, 2009, only by employees, directors and operating consultants of the company and/or its controlling/controlled companies, on the terms and conditions provided in the same resolution.

By means of a resolution of the shareholders’ meeting dated September 30, 2004, the capital was increased in cash, on a separable basis, up to an amount equal to Euro 1,560,000 (one million five hundred and sixty thousand), divided into 1,560,000 (one million five hundred and sixty thousand) ordinary shares having par value of Euro 1 (one) each, to be issued in one or more installments and to be subscribed, within September 30, 2019, only by employees, directors and operating consultants of the company and/or its controlling/controlled companies, on the terms and conditions provided in the same resolution.

By means of a resolution of the shareholders’ meeting dated November 29, 2005, the capital was increased, with the exclusion of the option right pursuant to article 2441, fifth paragraph, of the Italian civil code, up to an amount equal to Euro 713,518 (seven hundred and thirteen thousand five hundred and eighteen) divided into 713,518 shares having par value of Euro 1 (one) each, reserved to the exercise of the rights arising from the authorized warrants, on the terms and conditions provided in the resolution of the shareholders’ meeting dated November 29, 2005 and the regulations attached thereto.

By means of a resolution of the shareholders’ meeting dated November 29, 2005, the capital was increased, with the exclusion of the option right pursuant to article 2441, fifth paragraph, of the Italian civil code, up to an amount equal to Euro 713,518 (seven hundred and thirteen thousand five hundred and eighteen) divided into 713,518 shares having par value of Euro 1 (one) each, reserved to the exercise of the rights arising from the authorized warrants, on the terms and conditions provided in the resolution of the shareholders’ meeting dated November 29, 2005 and the regulations attached thereto.

The directors shall have the power, pursuant to articles 2443 and 2420-ter of the Italian Civil Code - for a five-year term starting from the date of the resolution of the extraordinary shareholders’ meeting dated April 28, 2006 - to:

The directors shall have the power, pursuant to articles 2443 and 2420-ter of the Italian Civil Code - for a five-year term starting from the date of the resolution of the extraordinary shareholders’ meeting dated April 28, 2006 - to:

(i) increase the capital of the Company in cash up to Euro 90 million of par value, in one or more transactions, and to reserve all or part of such amount to the exercise of warrants issued by means of the same resolution of the Board of Directors providing for the relevant capital increase;

(i) increase the capital of the Company in cash up to Euro 90 million of par value, in one or more transactions, and to reserve all or part of such amount to the exercise of warrants issued by means of the same resolution of the Board of Directors providing for the relevant capital increase;

Current Version	Amended Version

(ii) issue convertible bonds, even subordinated, where appropriate and/or in the interest of the Company and increase the capital of the Company, in on or more transactions, up to Euro 10 million of par value, through the relevant issuance of ordinary shares reserved for the conversion of such convertible bonds, it being understood that such convertible bonds may be reserved, in whole or in part, to the exercise of warrants issued by means of the same resolution of the Board of Directors providing for issuance of the convertible bonds;

(ii) issue convertible bonds, even subordinated, where appropriate and/or in the interest of the Company and increase the capital of the Company, in on or more transactions, up to Euro 10 million of par value, through the relevant issuance of ordinary shares reserved for the conversion of such convertible bonds, it being understood that such convertible bonds may be reserved, in whole or in part, to the exercise of warrants issued by means of the same resolution of the Board of Directors providing for issuance of the convertible bonds;

(iii) in each case, exclude or limit the option right of the shareholders if the Board of Directors determines that exclusion or limitation to be in the interest of the Company.	(iii) in each case, exclude or limit the option right of the shareholders if the Board of Directors determines that exclusion or limitation to be in the interest of the Company.

In particular, the Board may limit or exclude the option right of the shareholders, pursuant to article 2441, fourth and fifth paragraph, of the Italian Civil Code, for such reasons as the Board determines to be in the interest of the Company, including but not limited to reserving the capital increase to (i) strategic investors, such as biotechnology companies, pharmaceutical companies, healthcare companies, investment funds and private equity funds specializing in the biotechnology, pharmaceutical and/or healthcare industries, and other entities or individuals having a portfolio that includes stakes in biotechnology, pharmaceutical or healthcare companies and/or (ii) entities or individuals that are accredited investors or qualified institutional buyers under U.S. law (collectively, the “Strategic Investors”). The option right, in case of issuance of convertible bonds and/or warrants, may be excluded and/or limited in the event such financial instruments are granted to Strategic Investors and/or current owners of convertible bonds and/or warrants of the Company.

In particular, the Board may limit or exclude the option right of the shareholders, pursuant to article 2441, fourth and fifth paragraph, of the Italian Civil Code, for such reasons as the Board determines to be in the interest of the Company, including but not limited to reserving the capital increase to (i) strategic investors, such as biotechnology companies, pharmaceutical companies, healthcare companies, investment funds and private equity funds specializing in the biotechnology, pharmaceutical and/or healthcare industries, and other entities or individuals having a portfolio that includes stakes in biotechnology, pharmaceutical or healthcare companies and/or (ii) entities or individuals that are accredited investors or qualified institutional buyers under U.S. law (collectively, the “Strategic Investors”). The option right, in case of issuance of convertible bonds and/or warrants, may be excluded and/or limited in the event such financial instruments are granted to Strategic Investors and/or current owners of convertible bonds and/or warrants of the Company.

By means of a resolution of the shareholders’ meeting dated April 27, 2007, the capital was increased, with the exclusion of the option right pursuant to article 2441, fifth paragraph, of the Italian Civil Code, up to an amount equal to Euro 1,000,000 (one million) divided into 1,000,000 shares having a par value of Euro 1 (one) each, reserved to the exercise of options available to be granted pursuant to the Company’s 2007 Stock Option Plan, on the terms and conditions provided in the same resolution.

RESOLVED

•
To provide that the notice period for the chairperson of the Company’s Board of Directors to dispatch a letter by telegram, electronic mail message with confirmation of receipt, or by fax to convene a meeting of the Company’s Board of Directors be decreased to state that such notice must be provided at least 3 (three) days before a meeting, and, in cases of urgency, by telegram, electronic mail message with confirmation of receipt, or by fax to be dispatched at least 1 (one) day beforehand;

•	To amend article 24 of the bylaws of the Company, as indicated below and, to that end, to approve the new version of the bylaws, which is attached to this report:

Current Version	Amended Version

Article 24	Article 24

BOARD OF DIRECTORS	BOARD OF DIRECTORS

The meeting is convened by the chairman by letter to be dispatched at least eight days before the meeting to each director and statutory auditor and, in cases of urgency, by telegram, electronic mail message with confirmation of receipt, or by fax to be dispatched at least two days beforehand.

Even whenever they are not convened as above, the meetings of the board of directors are deemed to be validly constituted whenever all the directors in office and all the statutory auditors are present.

The meetings of the board of directors may also be held by video or audio conference on condition that each of the participants can be identified by all the others and that each of the participants is able to take part in real time during the discussion of the matters examined, and to receive, transmit and examine documents. Whenever these conditions exist, the meeting is deemed to be held wherever the chairman and the secretary are present.

The meeting is convened by the chairman by letter to be dispatched by telegram, electronic mail message with confirmation of receipt, or by fax at least 3 (three) days before the meeting to each director and statutory auditor and, in cases of urgency, by telegram, electronic mail message with confirmation of receipt, or by fax to be dispatched at least 1 (one) day beforehand.

Even whenever they are not convened as above, the meetings of the board of directors are deemed to be validly constituted whenever all the directors in office and all the statutory auditors are present.

The meetings of the board of directors may also be held by video or audio conference on condition that each of the participants can be identified by all the others and that each of the participants is able to take part in real time during the discussion of the matters examined, and to receive, transmit and examine documents. Whenever these conditions exist, the meeting is deemed to be held wherever the chairman and the secretary are present.

• To grant Laura Ferro with the power to carry out all the necessary formalities, in order to implement the above mentioned resolutions, including, but not limited to, the power to carry out the necessary formalities in order to register such resolutions with the Register of Enterprises and to delegate such powers to her designee(s).

* * *

March 26, 2007

The Board of Directors